Exhibit 99.1

ATA Creativity Global Reports Q3 2024 Financial Results

Reports Q3 2024 Net Revenues Increase of 13.1% vs. Q3 2023

Reiterates Fiscal Year 2024 Net Revenue Guidance of Between RMB233 Million and RMB255 Million

Conference Call Scheduled for Thursday, November 7, at 8:00 p.m. Eastern Time (Friday, November 8, at 9:00 a.m. Beijing Time) with Accompanying Audio and Slide Webcast

Beijing, China, November 7, 2024 — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the third quarter (“Q3 2024”) and nine-months (“9M 2024”) periods ended September 30, 2024.

All amounts presented in U.S. dollars ($) in this news release are based on a conversion rate of RMB7.0176 to $1.00 for both reporting periods ended September 30, 2024, and RMB7.2960 to $1.00 for both reporting periods ended September 30, 2023.

Q3 2024 Financial Highlights

•	Net revenues for Q3 2024 increased 13.1% to RMB67.3 million (or $9.6 million), from RMB59.5 million (or $8.1 million) in Q3 2023.

•	Gross profit for Q3 2024 increased 2.6% to RMB30.0 million (or $4.3 million), from RMB29.2 million (or $4.0 million) in Q3 2023. Gross margin was 44.6% during the current period, compared to 49.2% in the prior-year period.

•	Net loss attributable to ACG for Q3 2024 was RMB14.7 million (or $2.1 million), compared to net loss attributable to ACG of RMB7.3 million (or $1.0 million) in Q3 2023.

9M 2024 Financial Highlights

•	Net revenues for 9M 2024 increased 21.1% to RMB167.1 million (or $23.8 million), from RMB138.0 million (or $18.9 million) in 9M 2023.

•	Gross profit for 9M 2024 increased 24.6% to RMB77.6 million (or $11.1 million), from RMB62.3 million (or $8.5 million) during 9M 2023. Gross margin was 46.4% during the current period, compared to 45.1% during 9M 2023.

•	Net loss attributable to ACG for 9M 2024 was RMB49.4 million (or $7.0 million), compared to net loss attributable to ACG of RMB42.2 million (or $5.8 million) in 9M 2023.

•	Cash and cash equivalents were RMB39.4 million (or $5.6 million) as of September 30, 2024.

Q3 2024 Operational Highlights

•	Student enrollment during Q3 2024 was 1,289, an increase of 17.9% from 1,093 in Q3 2023.

-	57.8% of students were enrolled in ACG’s portfolio training programs, which consist of time-based programs and project-based programs.

-	42.2% of students were enrolled in ACG’s other programs, which mainly consist of overseas study counselling services and research-based learning services.

•	Credit hours delivered during Q3 2024 were 53,492, an increase of 19.6% compared to Q3 2023.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Q3 2024, compared to those for the prior-year period:

	Third Quarter Ended September 30, 2024	Third Quarter Ended September 30, 2023
	No. of Credit Hours	No. of Credit Hours	% Change
Time-based Program	16,186	13,624	18.8%
Project-based Program	37,306	31,099	20.0%
Total	53,492	44,723	19.6%

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “Q3 2024 was a strong quarter for ACG in terms of net revenues and student enrollment. The 13.1% increase in total net revenues was due to expanded research-based learning and more portfolio training services offered, and a growing number of projects introduced this summer. Our expanded services continued to garner student interest, reflected by a 17.9% growth in student enrollment for all of our programs and approximately 19.6% increase in total credit hours delivered for our portfolio training programs.”

Mr. Ma continued, “During Q3 2024, we continued to expand our international exposure by hosting a variety of courses, including summer camps in London and Tokyo and a Campus Tour Trip in U.S. universities. We also offered multiple online and offline Master Classes covering various topics such as visual communication, innovation design engineering, and illustration & animation, amongst other projects. These value-adding experiences target a diversified student population, from junior high school to college students interested in studying abroad in the future. We look forward to continuing expanding our portfolio of offerings and helping students achieve positive outcomes.”

Reiterates Guidance for Fiscal Year 2024

ACG is reiterating its previously provided guidance of total net revenues of between RMB233 million and RMB255 million for the year ending December 31, 2024, which represents a year-over-year increase of 5% to 15%. These guidance assumptions are based on the Company's existing business, current view of existing market conditions and expectations for the year ending December 31, 2024.

Mr. Jun Zhang, President of ACG, stated, “As we are approaching the end of the year, we believe we are on the right track to achieve our previously announced full year 2024 net revenue guidance of RMB233 million to RMB255 million. We expect portfolio training services to continue driving the overall business growth for the remainder of 2024. We continue to focus on innovation and have made substantial investments in designing and introducing new research-based learning programs and other services that reflect the trends in the arts industry and academia. Furthermore, as we continue to expand coverage in existing cities by concentrating our resources on managing larger learning centers, we are also focused on increasing the number of partnerships, domestically and internationally. We believe we are well positioned to continue to grow our business in 2025 and beyond.”

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 8:00 p.m. Eastern Time on Thursday, November 7 (9:00 a.m. Beijing Time on Friday, November 8), during which management will discuss Q3 2024 and 9M 2024 results.

To participate in the conference call, please connect using the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747
China (Local Access):	(400) 120 2840
Hong Kong (Local Access):	(800) 965561

A simultaneous audio webcast including accompanying slides may be accessed via the following link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=tCUjiKgZ, or via the investor relations section of the Company’s website https://ir.atai.net.cn/.

For those unable to listen to the live webcast, the replay will be available on the Company’s website shortly after the conclusion of the call.

Q3 2024 Financial Review – GAAP Results

ACG’s total net revenues for Q3 2024 of RMB67.3 million (or $9.6 million), increased 13.1% as compared to RMB59.5 million (or $8.1 million) in Q3 2023, primarily due to increased revenue contributions from portfolio training programs and research-based learning services. Specifically:

-	Net revenues from portfolio training programs of RMB49.4 million (or $7.0 million) increased 7.2% as compared to Q3 2023 and accounted for 73.5% of total net revenues.

-	Net revenues from overseas study counselling services, research-based learning services and other educational services of RMB17.9 million (or $2.6 million) increased 33.6% as compared to Q3 2023 and accounted for 26.5% of total net revenues.

Gross profit for Q3 2024 of RMB30.0 million (or $4.3 million) increased 2.6%, from RMB29.2 million (or $4.0 million) in Q3 2023 while gross margin decreased to 44.6%, from 49.2% in the prior-year period. The decrease in gross margin was mainly due to the higher number of teaching staff hired during the quarter as compared to the prior-year period to accommodate the increased number of students, in addition to larger outsourcing costs related to research-based learning services.

Total operating expenses for Q3 2024 were RMB47.7 million (or $6.8 million), an increase of 28.4% from RMB37.1 million (or $5.1 million) in Q3 2023. The increase was due to higher selling and general & administrative expenses, slightly offset by lower research and development expenses. Specifically, for Q3 2024:

-	Selling expenses of RMB25.7 million (or $3.7 million) increased by RMB5.4 million or 26.8% from Q3 2023, mainly as a result of increased number of sales personnel and other sales/marketing/event related expenses.

-	General & administrative expenses of RMB21.2 million (or $3.0 million), increased by RMB 5.6 million or 35.7% from Q3 2023, mainly as a result of an increase in professional fees and business expansion-related investments.

-	Research and development expenses of RMB0.7 million (or $0.1 million), decreased by RMB0.5 million or 38.6% from Q3 2023, as ACG’s system development was completed in Q2 2024.

As a result, loss from operations for Q3 2024 was RMB17.6 million (or $2.5 million), compared to loss from operations of RMB7.9 million (or $1.1 million) in Q3 2023. Net loss attributable to ACG for Q3 2024 was RMB14.7 million (or $2.1 million), from net loss attributable to ACG of RMB7.3 million (or $1.0 million) in Q3 2023.

Basic and diluted losses per common share attributable to ACG for Q3 2024 were RMB0.23 (or $0.03), compared to basic and diluted losses per common share of RMB0.12 (or $0.02) for Q3 2023. Basic and diluted losses per ADS attributable to ACG were RMB0.46 or (or $0.06), compared to basic and diluted losses per ADS of RMB0.24 (or $0.04) in Q3 2023.

9M 2024 Financial Review – GAAP Results

ACG’s total net revenues for 9M 2024 was RMB167.1 million (or $23.8 million), an increase of 21.1% from RMB138.0 million (or $18.9 million) during 9M 2023. Specifically:

-	Net revenues from portfolio training programs of RMB125.0 million (or $17.8 million) increased 22.9% as compared to 9M 2023 and accounted for 74.8% of total net revenues.

-	Net revenues from overseas study counselling services, research-based learning services and other educational services of RMB42.1 million (or $6.0 million) increased 16.1% as compared to 9M 2023 and accounted for 25.2% of total net revenues.

Gross profit for 9M 2024 was RMB77.6 million (or $11.1 million), an increase of 24.6% from RMB62.3 million (or $8.5 million) during 9M 2023, while gross margin was 46.4% during the period, compared to 45.1% during 9M 2023. The improvement in gross profit and gross margin was mainly related to increased net revenues for the period.

Total operating expenses for 9M 2024 were RMB137.7 million (or $19.6 million), an increase of 22.0% from RMB112.9 million (or $15.5 million) in 9M 2023. The increase was due to higher selling, and general & administrative expenses, slightly offset by lower research and development expenses. Specifically, for 9M 2024:

-	Selling expenses of RMB72.4 million (or $10.3 million) increased by RMB14.4 million or 24.8% from 9M 2023, mainly as a result of higher number of sales personnel contributing to the increase in sales.

-	General & administrative expenses of RMB62.4 million (or $8.9 million) increased by RMB10.5 million or 20.2% from 9M 2023, mainly as a result of higher professional fees and business expansion investments.

-	Research and development expenses of RMB2.9 million (or $0.4 million) decreased by RMB0.1 million or 1.8% from 9M 2023.

As a result, loss from operations for 9M 2024 was RMB60.0 million (or $8.6 million), compared to loss of RMB50.6 million (or $6.9 million) during 9M 2023. Net loss attributable to ACG for 9M 2024 was RMB49.4 million (or $7.0 million), from net loss attributable to ACG of RMB42.2 million (or $5.8 million) during 9M 2023.

For 9M 2024, basic and diluted losses per common share attributable to ACG were RMB0.78 (or $0.11), compared to RMB0.67 (or $0.09) during 9M 2023. Basic and diluted losses per ADS attributable to ACG were RMB1.56 (or $0.22), compared to RMB1.34 (or $0.18) during 9M 2023.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Q3 2024, which excludes share-based compensation expense and foreign currency exchange losses, net, was RMB13.9 million (or $2.0 million), compared to adjusted net loss of RMB6.4 million (or $0.9 million) in Q3 2023.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for Q3 2024, were RMB0.22 (or $0.03). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for Q3 2024 were RMB0.44 (or $0.06).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Q3 2024 were 31.5 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of September 30, 2024, ACG’s cash and cash equivalents were RMB39.4 million (or $5.6 million), working capital deficit was RMB310.7 million (or $44.3 million), and total shareholders’ equity was RMB66.2 million (or $9.4 million); compared to cash and cash equivalents of RMB60.2 million (or $8.5 million), working capital deficit of RMB244.0 million (or $34.4 million), and total shareholders’ equity of RMB113.0 million (or $15.9 million), respectively, as of December 31, 2023.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “guidance,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; ACG’s 2024 guidance; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2023, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and nine months ended September 30, 2024, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.0176 to $1.00, the noon buying rate as of September 30, 2024, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Historical translations of RMB amounts for the quarter and nine months ended September 30, 2023, into U.S. dollars have been made at the rate of RMB7.2960 to $1.00, the noon buying rate as of September 30, 2023. Historical translations of RMB amounts for the year ended December 31, 2023, into U.S. dollars have been made at the rate of RMB7.0999 to $1.00, the noon buying rate as of December 31, 2023. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Lena Cati, Senior Vice President
+86 10 6518 1133 x 5518	212-836-9611
simaruobai@acgedu.cn	lcati@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	60,167,232	39,391,127	5,613,191
Accounts receivable	2,235,490	1,149,062	163,740
Prepaid expenses and other current assets	8,042,169	19,733,110	2,811,946
Total current assets	70,444,891	60,273,299	8,588,877

Long-term investments	38,000,000	38,000,000	5,414,957
Property and equipment, net	30,235,985	39,261,010	5,594,649
Intangible assets, net	58,886,111	50,669,444	7,220,338
Goodwill	196,289,492	196,289,492	27,971,029
Other non-current assets	31,691,417	34,342,266	4,893,734
Right-of-use assets	23,391,247	40,613,651	5,787,399
Total assets	448,939,143	459,449,162	65,470,983

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	49,146,103	51,063,959	7,276,558
Lease liabilities-current	13,110,449	19,652,848	2,800,508
Deferred revenues	252,145,949	300,274,793	42,788,816
Total current liabilities	314,402,501	370,991,600	52,865,882

Lease liabilities-non-current	9,496,422	19,992,990	2,848,978
Deferred income tax liabilities	12,066,513	2,242,876	319,607
Total liabilities	335,965,436	393,227,466	56,034,467

Shareholders’ equity:
Common shares	4,730,128	4,733,961	674,584
Treasury shares	(8,201,046)	(8,201,046)	(1,168,640)
Additional paid-in capital	545,222,465	547,865,450	78,070,202
Accumulated other comprehensive loss	(37,004,507)	(37,066,452)	(5,281,927)
Accumulated deficit	(391,709,172)	(441,045,983)	(62,848,550)
Total shareholders’ equity attributable to ACG	113,037,868	66,285,930	9,445,669
Non-redeemable non-controlling interests	(64,161)	(64,234)	(9,153)
Total shareholders’ equity	112,973,707	66,221,696	9,436,516
Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	448,939,143	459,449,162	65,470,983

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	59,450,108	67,254,807	9,583,733
Cost of revenues	30,225,251	37,256,461	5,309,003
Gross profit	29,224,857	29,998,346	4,274,730

Operating expenses:
Research and development	1,204,485	740,049	105,456
Sales and marketing	20,297,200	25,743,503	3,668,420
General and administrative	15,603,290	21,172,200	3,017,014
Total operating expenses	37,104,975	47,655,752	6,790,890
Other operating income, net	1,104	42,806	6,100
Loss from operations	(7,879,014)	(17,614,600)	(2,510,060)
Other income (expense):
Interest income, net of interest expenses	241,534	224,646	32,012
Foreign currency exchange gains (losses), net	2	(1,800)	(256)
Loss before income taxes	(7,637,478)	(17,391,754)	(2,478,304)
Income tax benefit	(335,902)	(2,739,486)	(390,374)
Net loss	(7,301,576)	(14,652,268)	(2,087,930)
Net loss attributable to non-controlling interests	(50,714)	(22)	(3)
Net loss attributable to ACG	(7,250,862)	(14,652,246)	(2,087,927)

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(19,253)	(98,370)	(14,018)
Comprehensive loss attributable to ACG	(7,270,115)	(14,750,616)	(2,101,945)

Basic and diluted losses per common share attributable to ACG	(0.12)	(0.23)	(0.03)
Basic and diluted losses per ADS attributable to ACG	(0.24)	(0.46)	(0.06)

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Nine-month Period Ended
	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	138,010,273	167,144,553	23,817,908
Cost of revenues	75,718,910	89,543,642	12,759,867
Gross profit	62,291,363	77,600,911	11,058,041

Operating expenses:
Research and development	2,978,521	2,924,091	416,680
Sales and marketing	58,015,878	72,387,180	10,315,091
General and administrative	51,906,675	62,414,642	8,894,015
Total operating expenses	112,901,074	137,725,913	19,625,786
Other operating income, net	2,657	86,586	12,338
Loss from operations	(50,607,054)	(60,038,416)	(8,555,407)
Other income (expense):
Interest income, net of interest expenses	707,931	867,865	123,670
Foreign currency exchange losses, net	(380)	(7,668)	(1,093)
Loss before income taxes	(49,899,503)	(59,178,219)	(8,432,830)
Income tax benefit	(7,635,036)	(9,823,637)	(1,399,857)
Net loss	(42,264,467)	(49,354,582)	(7,032,973)
Net loss attributable to non-controlling interests	(48,620)	(72)	(10)
Net loss attributable to ACG	(42,215,847)	(49,354,510)	(7,032,963)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	71,146	(61,945)	(8,827)
Comprehensive loss attributable to ACG	(42,144,701)	(49,416,455)	(7,041,790)

Basic and diluted losses per common share attributable to ACG	(0.67)	(0.78)	(0.11)
Basic and diluted losses per ADS attributable to ACG	(1.34)	(1.56)	(0.22)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2023	2024	2023	2024
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ACG	(7,250,862)	(14,652,246)	(42,215,847)	(49,354,510)
Share-based compensation expenses	818,922	769,733	2,029,817	2,653,050
Foreign currency exchange losses (gains), net	(2)	1,800	380	7,668
Non-GAAP net loss attributable to ACG	(6,431,942)	(13,880,713)	(40,185,650)	(46,693,792)

GAAP losses per common share attributable to ACG
Basic and diluted	(0.12)	(0.23)	(0.67)	(0.78)

Non-GAAP losses per common share attributable to ACG
Basic and diluted	(0.10)	(0.22)	(0.64)	(0.74)